UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-42550

Micropolis AI Robotics

(Registrant’s Name)

Warehouse 1, Dar Alkhaleej Building

Dubai Production City, Dubai, UAE

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Change in Registrant’s Certifying Accountant

(a) Dismissal of TAAD LLP

On October 16, 2026, the Audit Committee (the “Audit Committee”) of the Board of Directors (the “Board”) of Micropolis AI Robotics (the “Company”) resolved to dismiss TAAD LLP (“TAAD”) as the Company’s independent registered public accounting firm, effective October 16, 2026, and the Company delivered written notice of the dismissal to TAAD on that date. The decision to dismiss TAAD was made and approved by the Audit Committee. The Board was informed of and concurred with the Audit Committee’s decision.

At the effective date of its dismissal, TAAD had not completed its audit of the Company’s consolidated financial statements as of and for the fiscal year ended December 31, 2025, and TAAD has not issued, and will not issue, a report on those financial statements.

(b) Successor Independent Registered Public Accounting Firm

The Audit Committee has appointed Mercurius & Associates LLP (“Mercurius”) as the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2025. Mercurius is a public accounting firm registered with the Public Company Accounting Oversight Board of the United States (“PCAOB”), and is subject to the PCAOB’s oversight and will conduct its audit of the Company in accordance with the standards established by the PCAOB. For the fiscal years ended December 31, 2024 and 2025 and the subsequent interim period through October 4, 2026, neither the Company nor anyone acting on its behalf consulted Mercurius regarding either (a) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report nor oral advice was provided to the Company by Mercurius that Mercurius concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue, or (b) any matter that was the subject of a disagreement (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions thereto) or a reportable event (as defined in Item 16F(a)(1)(v) of Form 20-F).

Forward-Looking Statements

This Report on Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including, among others, statements regarding the engagement of a successor independent registered public accounting firm. These statements are based on current expectations and are subject to risks and uncertainties, including, among others, the results of the successor firm’s audit, any regulatory inquiry or action, and the other risks described in the Company’s filings with the SEC. Actual results may differ materially. The Company undertakes no obligation to update any forward-looking statement except as required by law.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Micropolis AI Robotics

Date: October 21, 2026	By:	/s/ Fareed Aljawhari
	Name:	Fareed Aljawhari
	Title:	Chief Executive Officer and Director

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